Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, March 10, 2025

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Q4 and Year-end 2024 Results

Strong Fourth Quarter Performance

“Our portfolio delivered a strong fourth quarter resulting in GEO sales for the year that were near the top end of our revised GEO guidance range,” stated Paul Brink, CEO. “Elevated gold prices drove higher quarterly revenue, Adjusted EBITDA and Adjusted Net Income compared to Q4 2023, even without a contribution from Cobre Panama. Our strong balance sheet allowed us to complete more than $1.3B in acquisitions and commitments in 2024. Post year-end, we also announced a financing package to support Discovery Silver’s acquisition of Newmont’s Porcupine Complex in Timmins. Together, the transactions have the potential to add 85-95K GEOs per annum to our medium-term production profile. These new additions, along with a number of new mine starts, contribute to the strong growth outlined in our 2025 guidance and outlook over the next five years. The growth in our high cash flow margin business has also allowed us to increase dividends for the 18th consecutive year. We are encouraged that President Mulino has indicated a willingness to discuss Cobre Panama this year and that sentiment in Panama now appears more supportive of restarting the mine. Franco-Nevada remains debt-free and well capitalized to take advantage of a strong deal pipeline.”

Q4 2024 Financial Highlights

●	$321.0 million in revenue, +6% compared to Q4 2023, or +30% excluding Cobre Panama
●	120,063 GEO[1]s sold in the quarter, -21% compared to Q4 2023, or -3% excluding Cobre Panama
●	$243.0 million in operating cash flow, -14% compared to Q4 2023, or -4% excluding Cobre Panama
●	$277.4 million in Adjusted EBITDA[2] or $1.44/share, +9% compared to Q4 2023, or +31% excluding Cobre Panama
●	$175.4 million in net income or $0.91/share, compared to net loss of $982.5 million, or $5.11 per share, in Q4 2023
●	$183.3 million in Adjusted Net Income[2] or $0.95/share, +6% compared to Q4 2023, or +30% excluding Cobre Panama

Full Year 2024 Financial Highlights

●	$1,113.6 million in revenue, -9% compared to 2023, or +15% excluding Cobre Panama
●	463,334 GEOs sold in the year, -26% compared to 2023, or -7% excluding Cobre Panama
●	$829.5 million in operating cash flow, -16% compared to 2023, or -2% excluding Cobre Panama
●	$951.6 million in Adjusted EBITDA or $4.95/share, -6% compared to 2023, or +16% excluding Cobre Panama
●	$552.1 million in net income or $2.87/share, compared to a net loss of $466.4 million, or $2.43 per share, in 2023
●	$618.1 million in Adjusted Net Income or $3.21/share, -10% compared to 2023, or +15% excluding Cobre Panama

Strong Financial Position

●	High-margin business generating 86% Adjusted EBITDA Margin[2] and 56% Adjusted Net Income Margin[2] in 2024
●	Strong financial position with $2.4 billion in available capital as at December 31, 2024.
●	Quarterly dividend of $0.38/share effective Q1 2025, an annual increase of 5.6%

Sector-Leading ESG

●	Rated #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s Responsible Gold Mining Principles
●	Partnering with our operators on community and ESG initiatives

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Attractive mix of long-life streams and high optionality royalties
●	Long-life mineral resources and mineral reserves

Growth and Optionality

●	Mine expansions and new mines driving 5-year growth profile
●	Long-term optionality in gold, copper and nickel and exposure to some of the world’s great mineral endowments
●	Exposure to greater than 16 million acres of land
●	Strong pipeline of precious metal and diversified opportunities

GEOs and Revenue

Quarterly GEOs sold and revenue by commodity
	Q4 2024		Q4 2023
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold (excluding Cobre Panama)	79,532	$211.6	75,033	$149.9
Silver (excluding Cobre Panama)	13,689	36.2	12,139	24.6
PGM	2,344	6.5	4,091	8.8
	95,565	$254.3	91,263	$183.3
DIVERSIFIED
Iron ore	4,330	$11.6	5,620	$11.2
Other mining assets	332	0.8	1,510	2.9
Oil	14,317	34.0	16,406	32.7
Gas	3,700	12.6	6,860	13.1
NGL	1,819	5.3	2,374	4.7
	24,498	$64.3	32,770	$64.6
Royalty, stream and working interests (excluding Cobre Panama)	120,063	$318.6	124,033	$247.9
Interest revenue and other interest income	—	$2.4	—	$—
Revenue and GEOs (excluding Cobre Panama)	120,063	$321.0	124,033	$247.9
Cobre Panama	—	$—	28,318	$55.4
Total revenue and GEOs	120,063	$321.0	152,351	$303.3

Annual GEOs sold and revenue by commodity
	2024		2023
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold (excluding Cobre Panama)	295,167	$706.8	290,179	$565.6
Silver (excluding Cobre Panama)	48,485	117.8	49,370	96.5
PGM	11,628	28.3	20,042	39.8
	355,280	$852.9	359,591	$701.9
DIVERSIFIED
Iron ore	22,314	$50.5	24,421	$47.2
Other mining assets	3,555	8.2	6,945	13.2
Oil	59,030	128.6	71,254	134.9
Gas	15,147	44.1	26,659	54.1
NGL	7,978	20.3	9,577	18.7
	108,024	$251.7	138,856	$268.1
Royalty, stream and working interests (excluding Cobre Panama)	463,304	$1,104.6	498,447	$970.0
Interest revenue and other interest income	—	$8.9	—	$—
Revenue and GEOs (excluding Cobre Panama)	463,304	$1,113.5	498,447	$970.0
Cobre Panama	30	$0.1	128,598	$249.0
Total revenue and GEOs	463,334	$1,113.6	627,045	$1,219.0

In Q4 2024, we sold 120,063 GEOs down 21% from Q4 2023, of which 18% was due to the impact of the halting of production at Cobre Panama. The outperformance of gold during the quarter relative to our other commodities also impacted the number of GEOs reported. Removing the impact of the halting of production at Cobre Panama and the change in the gold conversion ratio on a quarter-over-quarter basis, our GEOs sold would have increased by 7%. In addition, as at December 31, 2024, we held 6,216 stream gold ounces and 150,000 stream silver ounces in inventory. In Q4 2024, we recognized $321.0 million in revenue, up 6% from Q4 2023, or up 30% excluding Cobre Panama. During the quarter, we benefited from strong production from Candelaria, newly contributing assets, and record gold prices. Precious Metal revenue accounted for 79.2% of our revenue (65.9% gold, 11.3% silver, 2.0% PGM). Revenue was sourced 89.0% from the Americas (47.1% South America, 6.9% Central America & Mexico, 18.7% U.S., 16.3% Canada).

Portfolio Additions

●	Acquisition of Stream on Sibanye Stillwater Limited’s Western Limb Mining Operations: Subsequent to year-end, on February 28, 2025, our wholly owned subsidiary, Franco-Nevada (Barbados) Corporation, completed the previously announced acquisition of a precious metals stream (the “Western Limb Mining Operations Stream”) with reference to specific production from Sibanye-Stillwater’s Marikana, Rustenburg and Kroondal mining operations in South Africa for a purchase price of $500.0 million. Over the 45+ year life of mine, the stream GEO profile is expected to comprise of approximately 70% gold and 30% platinum deliveries, based on consensus commodity prices. The effective date of the Western Limb Mining Operations Stream is September 1, 2024. First deliveries are expected within 45 days of closing the transaction and will include approximately 7,000 GEOs related to production in the last four months of 2024. Deliveries related to 2025 production are expected to total approximately 20,000 GEOs.
●	Pandora Royalty: Subsequent to year-end, on February 28, 2025, Franco-Nevada and Sibanye-Stillwater completed the previously announced conversion of the 5% net profit interest that Franco-Nevada holds on the Pandora property to a 1% net smelter return royalty.
●	Financing Package with Discovery Silver on the Porcupine Complex: As previously announced, subsequent to year-end, on January 27, 2025, we agreed to acquire, through a wholly owned subsidiary, a 4.25% NSR royalty for $300.0 million, consisting of two tranches, on Discovery Silver Corp.’s Porcupine Complex, located in Ontario, Canada. We also committed to a $100.0 million senior secured term loan and purchased subscription receipts for $48.6 million (C$70.9 million). The financing package, totaling $448.6 million, provides Discovery with proceeds to acquire and fund a planned capital program for the Porcupine Complex. Closing of the transactions are subject to customary conditions, including the successful completion of the acquisition by Discovery of the Porcupine Complex (which is itself subject to conditions, including, without limitation, receipt of certain regulatory consents and approvals), and is expected to occur in Q2 2025. Assuming the transactions close in April 2025, we expect to receive approximately 6,000 GEOs in 2025.
●	Acquisition of Royalty on Hasaya Metals Inc.’s Urasar Project: Subsequent to year-end, on January 21, 2025, we acquired a 0.625% NSR on Hayasa Metals Inc.’s Urasar gold-copper project in northern Armenia for $0.55 million pursuant to a joint acquisition agreement with EMX Royalty Corp.
●	Option to Acquire Royalty with Brazil Potash Corp.: On November 1, 2024, we acquired an option from Brazil Potash Corp. (“Brazil Potash”) for $1.0 million to purchase a 4.0% gross revenue royalty on potash produced from Brazil Potash’s Autazes development stage project in Brazil.

Environmental, Social and Governance (“ESG”) Updates

We continue to rank highly with leading ESG rating agencies and were recently named by Sustainalytics as the #1 ranked gold company for 2025. In Q4 2024, we expanded our community engagement and contributions with existing partners, including teaming up with G Mining Ventures to fund reforestation and social projects in Brazil, Endeavour Mining to help provide funding for the Great Green Wall project in Senegal, and Glencore to fund an anemia health project in Peru. Following year-end, with the appointment of Daniel Malchuk to our board of directors, we achieved our board diversity target to appoint a racially or ethnically diverse director by our 2025 annual meeting.

Guidance and Outlook

We present our guidance in reference to GEO sales. For streams, our guidance reflects GEOs that have been delivered from the operators of our assets and that we have subsequently sold. Our GEO deliveries may differ from operators’ production based on timing of deliveries and due to recovery and payability factors. Our GEO sales may differ from GEO deliveries based on the timing of the sales. For royalties, GEO guidance reflects the timing of royalty payments or accruals.

Our 2025 guidance and long-term outlook are based on the following assumed commodity prices: $2,800/oz Au, $31/oz Ag, $950/oz Pt, $950/oz Pd, $100/tonne Fe 62% CFR China, $70/bbl WTI oil and $3.00/mcf Henry Hub natural gas.

The 2025 guidance and long-term outlook is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

2025 Guidance

We expect our 2025 revenue to be more than 25% higher than in 2024. This is based on our budgeted gold price of $2,800/oz and the mid-point of our Total GEOs guidance range, provided below. We anticipate a 14% increase in Precious Metal GEOs and a 7% increase in our Total GEOs for 2025 compared to 2024, assuming no contributions from Cobre Panama.

	2025 Guidance	2024 Actual
Precious Metal GEO sales	385,000 to 425,000 GEOs	355,310 GEOs
Total GEO sales	465,000 to 525,000 GEOs	463,334 GEOs
1	We expect our streams to contribute between 255,000 and 285,000 of our GEO sales for 2025.
2	Our guidance does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $46.3 million.

The anticipated 14% increase in Precious Metal GEOs largely reflects the recent additions of the Yanacocha royalty, the Western Limb Mining Operations Stream, and the Porcupine Complex royalty which is expected to close in Q2 2025. We also expect to benefit from the continued ramp-up of newly constructed mines and initial contributions from Valentine Gold. For Total GEOs, the anticipated 7% increase over 2024 is expected to be driven by higher Precious Metal GEOs, partly offset by lower GEOs from our Diversified assets. We are forecasting higher production from our Diversified assets although the expected contribution to GEOs from these assets is lower than in 2024 as we have assumed significantly higher gold prices and slightly lower energy and iron ore prices in calculating the GEO contribution. For reference, a $100 increase in the price of gold from our current assumption of $2,800/oz would result in a decrease of approximately 4,750 GEOs, with all other commodity prices and production levels constant.

Based on our assumed commodity prices, we expect our revenue mix for 2025 to be comprised of 70% gold, 11% silver, 2% PGMs, 9% oil and NGLs, 4% natural gas, 3% iron ore with the balance being from other commodities.

We expect our effective tax rate to be between 19% and 21%.

Long-Term Outlook

For 2028, we expect Precious Metal GEOs to increase to between 400,000 and 440,000 GEOs and Total GEOs to increase to between 505,000 and 565,000 GEOs, a 18% and 15% increase, respectively, compared to 2024. For 2029, we expect Precious Metal GEOs to increase to between 375,000 and 415,000 GEOs and Total GEOs to increase to between 490,000 and 550,000 GEOs, a 11% and 12% increase, respectively, compared to 2024. We have not assumed any contribution from Cobre Panama in this outlook, although there is potential for materially higher GEOs should it restart production, depending on the conditions of any such restart. Based on the average of the next five years of the Cobre Panama mine plan, the asset has the potential to contribute as much as 130,000 to 150,000 GEOs annually.

The five-year outlook reflects the expected commencement of production at Valentine Gold, Stibnite, Eskay Creek, Castle Mountain Phase 2, the Coroccohuayco project at Antapaccay, the expected underground expansion at Candelaria, and the long-term expansion of Magino. We also anticipate an increase in silver production from Antamina due to higher silver grades. The outlook includes a step-down starting in 2027 in our stream from 68% to 40% of gold and silver produced at Candelaria, and a reduction starting in 2028 in our stream deliveries at Antapaccay, where our stream will be based on 30% of gold and silver produced rather than indexed to copper production. Production at Guadalupe-Palmarejo is currently expected to decrease in 2029 based on the latest life of mine plan.

With respect to our Diversified assets, we anticipate production growth from the continued development of our U.S. Energy assets. We also expect an increase in attributable sales from Vale’s Northern and Southeastern systems, and have assumed commencement of production at Copper World and Taca Taca in 2029. While we expect higher revenues from our Diversified assets in the long-term outlook compared to 2024, we have used significantly higher gold prices and slightly lower oil, gas and iron ore prices in calculating the GEO contribution as compared to the prices used in 2024. This has the effect of reducing the GEOs represented by the larger revenues.

Q4 2024 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 95,565, down 20.1% from 119,581 GEOs in Q4 2023. When excluding Cobre Panama, Precious Metal GEOs were up 6.6% due to an increase in deliveries from Candelaria and Guadalupe, contributions from the recently constructed Tocantinzinho and Greenstone mines, and the newly acquired Yanacocha royalty.

South America:

●	Candelaria (gold and silver stream) – GEOs sold in Q4 2024 were higher than those sold in Q4 2023. Copper and gold production benefited from higher grade ore from Phase 11 in the second half of 2024. In 2025, production will continue to be sourced primarily from Phase 11 with a planned reduction in average copper grades from those realized in H2 2024. Franco-Nevada forecasts GEO sales to be between 60,000 and 70,000 GEOs (which includes 3,333 gold ounces we held in inventory at year-end), generally in-line with 2024.
●	Antapaccay (gold and silver stream) – GEOs sold were lower in Q4 2024 compared to Q4 2023, reflecting lower planned production and an anticipated higher strip ratio in the current period. Production improved compared to the prior two quarters when mine scheduling was adjusted due to a geotechnical event which occurred in Q2 2024. For 2025, Franco-Nevada forecasts GEO sales to be between 40,000 and 50,000 GEOs based on mine sequencing, a decrease compared to 2024.
●	Antamina (22.5% silver stream) – Silver ounces delivered in Q4 2024 were higher than in Q4 2023, but GEOs sold were lower, as approximately 150,000 silver ounces were unsold and remained in inventory at December 31, 2024. For 2025, we anticipate an increase in silver sales to between 3.1 and 3.3 million silver ounces due to anticipated higher silver grades.
●	Tocantinzinho (gold stream) – We expect an increase in GEO sales from Tocantinzinho, as the mine continues to ramp up in 2025. Forecasted production is expected to range between 175,000 and 200,000 ounces for 2025.
●	Yanacocha (1.8% royalty) – Newmont reported higher leach pad production in Q4 2024 than originally forecasted as a result of the successful use of injection leaching technology. Newmont anticipates production at Yanacocha to increase to 460,000 ounces in 2025, compared to 354,000 gold ounces produced in 2024.
●	Salares Norte (1-2% royalties) – Ramp-up at Salares Norte recommenced in Q4 2024, following a temporary shut-down of the plant due to severe weather conditions. The mine produced 45,000 gold equivalent ounces in 2024. With commercial levels of production set to be achieved in Q2 2025, Gold Fields expects between 325,000 and 375,000 gold equivalent ounces in 2025.
●	Cascabel (gold stream and 1% royalty) – SolGold continues to report progress on the development of the project, with a focus on de-risking activities and advancing permitting.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – We are encouraged that President Mulino has indicated a willingness to discuss Cobre Panama this year and that sentiment in Panama now appears more supportive of restarting the mine. Cobre Panama has been on preservation and safe management since November 2023. In January 2025, the terms of reference of an environmental audit of Cobre Panama were submitted to a public consultation process which concluded in February 2025. With respect to Franco-Nevada’s arbitration with the International Centre for Settlement of Investment Disputes, a hearing is scheduled to be held in October 2026. While Franco-Nevada continues to pursue these legal remedies, we strongly prefer and hope for a resolution with the State of Panama providing the best outcome for the Panamanian people and all parties involved.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo in Q4 2024 were relatively consistent with those sold in Q4 2023. For 2025, Franco-Nevada anticipates an increase in GEO sales to between 45,000 and 50,000 GEOs, reflecting a greater proportion of Palmarejo’s production being mined from stream grounds.

Canada:

●	Detour Lake (2% royalty) – Agnico Eagle reported that the mill successfully achieved throughput of 28 million tonnes per annum (“Mtpa”) in Q4 2024 and is targeting 29 Mtpa by 2028. In June 2024, Agnico Eagle released the results of a technical study reflecting the potential for a concurrent underground operation at Detour Lake that would increase annual production to approximately one million ounces for 14 years starting in 2030. In Q4 2024, Agnico Eagle completed site preparation for the excavation of the underground exploration ramp.
●	Greenstone (3% royalty) – Equinox reported that Greenstone achieved commercial production on November 6, 2024, and produced 111,717 gold ounces in 2024. In 2025, Equinox expects Greenstone to produce between 300,000 and 350,000 gold ounces. At full production, Greenstone is expected to produce an average of 390,000 gold ounces per year for the first five years and 330,000 ounces of gold annually for an initial 15-year mine life.

●	Magino (3% royalty) and Island Gold (0.62% royalty) – Alamos reported that the integration of the Magino and Island Gold operations continues to advance. The Magino mill is expected to ramp up to 11,200 tpd by the end of Q1 2025 with detailed engineering advancing the expansion to 12,400 tpd. The expansion is expected to be completed by mid-2025 to coincide with the completion of the Phase 3+ expansion at Island Gold, which Alamos expects will be completed in H1 2026.
●	Macassa (Kirkland Lake) (1.5-5.5% royalty & 20% NPI) – Agnico Eagle reported that Macassa achieved record quarterly throughput and gold production in Q4 2024, reflecting productivity gains since the completion of #4 Shaft and the new ventilation infrastructure in 2023. Agnico Eagle is continuing to focus on asset optimization and is working on further improving mill throughput.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that ramp development, shaft sinking activities and surface construction progressed on schedule in Q4 2024. Successful exploration in 2024 has continued to extend the limits of the East Gouldie inferred mineral resource laterally to the east and west. Recent drilling continues to grow mineralization in the recently discovered Eclipse zone, between the East Gouldie deposit and the Odyssey South zone, within close proximity to the planned underground infrastructure.
●	Musselwhite (2-5% royalties) – In November 2024, Newmont and Orla Mining announced a definitive agreement for the acquisition of Musselwhite by Orla. Orla intends to aggressively explore the concession, including following up on historical drilling that suggests 2 to 3 kilometres of mineralized strike potential beyond the current reserves.
●	Valentine Gold (3% royalty) – Calibre Mining reported that construction remains on track for completion in Q2 2025. Production is expected to average 195,000 gold ounces per year over an initial mine life of 12 years, with the process plant expected to reach 2.5 Mtpa by the end of 2025. In February 2025, Calibre and Equinox announced a business combination whereby Equinox will acquire all the issued and outstanding common shares of Calibre.

U.S.:

●	Stillwater (5% royalty) –Sibanye-Stillwater completed a further restructuring of its US PGM operations in Q4 2024 to reduce operating costs in light of current PGM prices. Sibanye-Stillwater is now guiding to production of between 255,000 and 270,000 2E PGM ounces for 2025, compared to 425,842 2E PGM ounces produced in 2024.
●	Bald Mountain (0.875-5% royalties) – Kinross announced its plans to proceed with mining at Redbird, which contains approximately 1 million ounces of gold reserve, following the receipt of the Juniper permit in H2 2024.
●	South Arturo (4-9% royalty) – GEOs from South Arturo increased in Q4 2024 compared to Q4 2023 reflecting the restart of open pit mining. South Arturo is part of Nevada Gold Mines’ Carlin operations.
●	Copper World (2.085% royalty) – Hudbay Minerals announced in January 2025 that it has received the Air Quality Permit from the Arizona Department of Environmental Quality. This is the final major permit required for the development and operations of Copper World. Copper World is expected to produce 85,000 tonnes of copper per year over an initial 20-year mine life.
●	Stibnite (1% gold royalty, 100% silver royalty) – Perpetua announced in January 2025 that the United States Forest Service has issued the Final Record of Decision authorizing its mine plan for the Stibnite project. With this, Perpetua is focused on advancing towards a construction decision, including finalizing the remaining federal and state permits and securing project financing.

Rest of World:

●	Subika (Ahafo) (2% royalty) – GEOs from our Subika (Ahafo) royalty were higher than in Q4 2023, as gold production at the mine increased due to higher mill throughput and higher ore grade milled. Production at Subika is expected to decrease relative to 2024 as mining activities in the Subika open pit are completed as planned in H2 2025. Newmont plans to increase its investment in exploration and advanced projects, including at Subika Underground.
●	MWS (25% stream) – Following the delivery of 1,587 gold ounces in Q4 2024, our MWS stream reached its cumulative cap of 312,500 gold ounces.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $64.3 million in revenue, relatively consistent with Q4 2023. When converted to GEOs, our Diversified assets contributed 24,498 GEOs, down 25.2% from 32,770 GEOs in Q4 2023, of which 24.5% was due to changes in gold prices used in the conversion of non-gold revenue into GEOs.

Other Mining:

●	Vale Royalty (iron ore royalty) – Revenue from our Vale royalty decreased slightly compared to Q4 2023. Production from the Northern System benefited from strong production at S11D and lower shipping cost deductions, offset by lower estimated iron ore prices. Attributable sales from our Vale royalty are expected to increase in 2025, reflecting contributions from the Southeastern System once the cumulative sales threshold of 1.7 billion tonnes of iron ore is reached in the latter part of 2025.

●	LIORC – Revenue from our attributable interest on the Carol Lake mine increased in Q4 2024 compared to Q4 2023, as LIORC declared a cash dividend of C$0.75 per common share in the current period, compared to C$0.45 in the prior year period. Iron Ore Company of Canada reported that production at Carol Lake is expected to improve in 2025 compared to 2024, where production was affected by forest fires in mid-July 2024 and operational challenges in the mine and concentrator throughout the year.
●	Caserones (0.517% effective NSR) – Revenue from our interest in Caserones decreased in Q4 2024 compared to Q4 2023. Production during the year was impacted by labour action in August 2024 and mine sequencing changes which reduced grades and recoveries. For 2025, Lundin Mining expects production to be slightly lower than in 2024. In January 2024, EMX exercised an option to acquire a portion of our NSR, such that our effective NSR percentage interest was lower in 2024 than in 2023.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests increased compared to Q4 2023. We benefited from an increase in production due to new wells at our Permian interests and new contributions from additional interests in the Haynesville shale play, which mostly offset the impact of lower realized prices and reduced drilling activity.
●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was lower than in Q4 2023 due to lower realized prices and higher costs at Weyburn.

Shareholder Information and Details for 2024 Year-End Conference Call

The complete audited Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our 2024 year-end results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	March 10th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

bit.ly/41xpMjP

Webcast:	www.franco-nevada.com
Replay (available until March 17th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Pass code: 70370#

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company, with the most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, the timing for the completion of the Porcupine Complex royalty acquisition and the completion of other related transactions, audits being conducted by the Canada Revenue Agency (“CRA”), the expected exposure for current and future tax assessments and available remedies, and statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to mineral resources and mineral reserves, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained herein are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date hereof only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1.	Gold Equivalent Ounces (“GEOs”): GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs varies depending on the royalty or stream agreement of each particular asset, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q4 2024, the average commodity prices were as follows: $2,662/oz gold (Q4 2023 - $1,976), $31.34/oz silver (Q4 2023 - $23.23), $966/oz platinum (Q4 2023 - $912) and $1,011/oz palladium (Q4 2023 - $1,085), $105/t Fe 62% CFR China (Q4 2023 - $127), $70.27/bbl WTI oil (Q4 2023 - $78.32) and $2.99/mcf Henry Hub natural gas (Q4 2023 - $2.91). For 2024 prices, the average commodity prices were as follows: $2,387/oz gold (2023 - $1,943), $28.24/oz silver (2023 - $23.39), $955/oz platinum (2023 - $967) and $983/oz palladium (2023 - $1,338), $110/t Fe 62% CFR China (2023 - $119), $75.72/bbl WTI oil (2023 - $77.62) and $2.41/mcf Henry Hub natural gas (2023 - $2.66).
2.	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards, refer to the below tables. Further information relating to these non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the year ended December 31, 2024 dated March 8, 2025 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment losses and reversal related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to investments, loans receivable and other financial instruments, changes in fair value of investments, loans receivable and other financial instruments, foreign exchange gains/losses and other income/expenses; the impact of income taxes on these items; income taxes related to the reassessment of the probability of realization of previously recognized or de-recognized deferred income tax assets; and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which the Company operates.
●	Adjusted Net Income Margin is a non-GAAP financial measure which is defined by the Company as Adjusted Net Income divided by revenue.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on disposals of royalty, stream and working interests and investments; impairment losses and expected credit losses related to investments, loans receivable and other financial instruments, changes in fair value of investment, loans receivable and other financial instruments, and foreign exchange gains/losses and other income/expenses.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2024	2023	2024	2023
Net income (loss)	$175.4	$(982.5)	$552.1	$(466.4)
Impairment losses	—	1,173.3	—	1,173.3
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	8.0	(12.3)	20.7	(14.4)
Tax effect of adjustments	(0.4)	(5.6)	(2.4)	(4.0)
Other tax related adjustments
Deferred tax expense related to the remeasurement of deferred tax liability due to changes in Barbados tax rate	—	—	49.1	—
Change in unrecognized deferred income tax assets	0.3	—	(1.1)	(1.7)
Adjusted Net Income	$183.3	$172.9	$618.1	$683.1
Basic weighted average shares outstanding	192.5	192.1	192.4	192.0
Adjusted Net Income per share	$0.95	$0.90	$3.21	$3.56

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted Net Income Margin)	2024	2023	2024	2023
Adjusted Net Income	$183.3	$172.9	$618.1	$683.1
Revenue	321.0	303.3	1,113.6	1,219.0
Adjusted Net Income Margin	57.1%	57.0%	55.5%	56.0%

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2024	2023	2024	2023
Net income (loss)	$175.4	$(982.5)	$552.1	$(466.4)
Income tax expense	46.8	22.7	211.8	102.2
Finance expenses	0.7	0.8	2.6	2.9
Finance income	(13.5)	(16.3)	(60.6)	(52.3)
Depletion and depreciation	60.0	68.9	225.3	273.1
Impairment losses	—	1,173.3	—	1,173.3
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Foreign exchange loss (gain) and other expenses (income)	8.0	(12.3)	20.7	(14.4)
Adjusted EBITDA	$277.4	$254.6	$951.6	$1,014.7
Basic weighted average shares outstanding	192.5	192.1	192.4	192.0
Adjusted EBITDA per share	$1.44	$1.33	$4.95	$5.28

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2024	2023	2024	2023
Adjusted EBITDA	$277.4	$254.6	$951.6	$1,014.7
Revenue	321.0	303.3	1,113.6	1,219.0
Adjusted EBITDA Margin	86.4%	83.9%	85.5%	83.2%

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2024	2023
ASSETS
Cash and cash equivalents	$1,451.3	$1,421.9
Receivables	151.8	111.0
Gold and silver bullion and stream inventory	96.8	51.8
Loans receivable	5.9	—
Prepaid expenses and other current assets	11.0	30.6
Current assets	$1,716.8	$1,615.3

Royalty, stream and working interests, net	$4,098.8	$4,027.1
Investments	325.5	254.5
Loans receivable	104.1	24.8
Deferred income tax assets	30.8	37.0
Other assets	54.4	35.4
Total assets	$6,330.4	$5,994.1

LIABILITIES
Accounts payable and accrued liabilities	$28.7	$30.9
Income tax liabilities	38.8	8.3
Current liabilities	$67.5	$39.2

Deferred income tax liabilities	$238.0	$180.1
Income tax liabilities	19.8	—
Other liabilities	8.5	5.7
Total liabilities	$333.8	$225.0

SHAREHOLDERS’ EQUITY
Share capital	$5,769.1	$5,728.2
Contributed surplus	23.0	20.6
Retained earnings	486.5	212.3
Accumulated other comprehensive loss	(282.0)	(192.0)
Total shareholders’ equity	$5,996.6	$5,769.1
Total liabilities and shareholders’ equity	$6,330.4	$5,994.1

The audited consolidated financial statements and accompanying notes can be found in our 2024 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023
Revenue
Revenue from royalty, streams and working interests	$318.6	$303.3	$1,104.7	$1,219.0
Interest revenue	2.4	—	8.3	—
Other interest income	—	—	0.6	—
Total revenue	$321.0	$303.3	$1,113.6	$1,219.0

Costs of sales
Costs of sales	$34.4	$45.1	$129.0	$179.3
Depletion and depreciation	60.0	68.9	225.3	273.1
Total costs of sales	$94.4	$114.0	$354.3	$452.4
Gross profit	$226.6	$189.3	$759.3	$766.6

Other operating expenses (income)
General and administrative expenses	$8.9	$6.1	$26.6	$23.5
Share-based compensation expenses	1.0	(1.9)	8.0	4.4
Cobre Panama arbitration expenses	2.1	1.0	6.3	1.0
Impairment losses	—	1,173.3	—	1,173.3
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Gain on sale of gold and silver bullion	(2.8)	(1.6)	(7.9)	(3.9)
Total other operating expenses	$9.2	$1,176.9	$32.7	$1,194.6
Operating income (loss)	$217.4	$(987.6)	$726.6	$(428.0)
Foreign exchange (loss) gain and other (expenses) income	$(8.0)	$12.3	$(20.7)	$14.4
Income (loss) before finance items and income taxes	$209.4	$(975.3)	$705.9	$(413.6)

Finance items
Finance income	$13.5	$16.3	$60.6	$52.3
Finance expenses	(0.7)	(0.8)	(2.6)	(2.9)
Net income (loss) before income taxes	$222.2	$(959.8)	$763.9	$(364.2)

Income tax expense	46.8	22.7	211.8	102.2
Net income (loss)	$175.4	$(982.5)	$552.1	$(466.4)

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(103.9)	$36.6	$(131.3)	$34.8

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax	(1.1)	2.8	40.4	7.3
Other comprehensive (loss) income, net of taxes	$(105.0)	$39.4	$(90.9)	$42.1

Comprehensive income (loss)	$70.4	$(943.1)	$461.2	$(424.3)

Earnings (loss) per share
Basic	$0.91	$(5.11)	$2.87	$(2.43)
Diluted	$0.91	$(5.11)	$2.87	$(2.43)
Weighted average number of shares outstanding
Basic	192.5	192.1	192.4	192.0
Diluted	192.8	192.4	192.6	192.3

The audited consolidated financial statements and accompanying notes can be found in our 2024 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023
Cash flows from operating activities
Net income (loss)	$175.4	$(982.5)	$552.1	$(466.4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depletion and depreciation	60.0	68.9	225.3	273.1
Share-based compensation expenses	1.2	0.8	5.4	5.5
Impairment losses	—	1,173.3	—	1,173.3
Gain on disposal of royalty interests	—	—	(0.3)	(3.7)
Unrealized foreign exchange loss (gain)	5.0	(1.1)	12.9	(2.8)
Deferred income tax expense	2.3	10.0	66.3	26.6
Other non-cash items	(0.4)	(1.5)	(6.1)	(3.7)
Gold and silver bullion from royalties received in-kind	(20.3)	(15.1)	(72.7)	(56.2)
Proceeds from sale of gold and silver bullion	13.3	16.3	42.6	36.8
Changes in other assets	—	(11.3)	(17.4)	2.6
Operating cash flows before changes in non-cash working capital	$236.5	$257.8	$808.1	$985.1
Changes in non-cash working capital:
(Increase) decrease in receivables	$(18.1)	$23.8	$(40.8)	$24.7
Decrease (increase) in stream inventory, prepaid expenses and other	4.9	2.5	15.6	(8.0)
Increase (decrease) in current liabilities	19.7	(0.6)	46.6	(10.6)
Net cash provided by operating activities	$243.0	$283.5	$829.5	$991.2

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(4.3)	$(84.2)	$(406.0)	$(520.0)
Advances of loans receivable	—	(18.7)	(118.2)	(18.7)
Acquisition of investments	(35.6)	(0.9)	(74.5)	(9.8)
Proceeds from repayment of loan receivable	—	—	28.9	—
Proceeds from sale of investments	9.3	0.0	23.3	2.0
Proceeds from disposal of royalty interests	—	—	11.2	7.0
Acquisition of energy well equipment	(0.4)	(0.4)	(1.8)	(1.6)
Acquisition of property and equipment	(0.1)	—	(0.2)	—
Net cash used in investing activities	$(31.1)	$(104.2)	$(537.3)	$(541.1)

Cash flows used in financing activities
Payment of dividends	$(62.1)	$(59.8)	$(242.4)	$(233.0)
Proceeds from exercise of stock options	0.1	—	2.8	2.9
Revolving credit facility amendment costs	—	—	(0.8)	—
Net cash used in financing activities	$(62.0)	$(59.8)	$(240.4)	$(230.1)
Effect of exchange rate changes on cash and cash equivalents	$(15.9)	$5.3	$(22.4)	$5.4
Net change in cash and cash equivalents	$134.0	$124.8	$29.4	$225.4
Cash and cash equivalents at beginning of year	$1,317.3	$1,297.1	$1,421.9	$1,196.5
Cash and cash equivalents at end of year	$1,451.3	$1,421.9	$1,451.3	$1,421.9

Supplemental cash flow information:
Income taxes paid	$17.2	$21.1	$73.8	$88.1
Dividend income received	$3.3	$4.5	$12.6	$13.2
Interest and standby fees paid	$0.6	$0.5	$2.1	$2.3

The audited consolidated financial statements and accompanying notes can be found in our 2024 Annual Report available on our website